UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

(Title of Class of Securities)

56117J100

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee(2)
$70,000,000	$8,134

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $70,000,000 in aggregate of up to 3,333,333 shares of Malibu Boats, Inc.’s Common A Stock, par value $0.01 per share at the minimum tender offer price of $21.00 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Party: Malibu Boats, Inc. and Malibu Boats Holdings, LLC
Form or Registration No.: Schedule TO-I	Date Filed: March 13, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2014 (the “Schedule TO”) by Malibu Boats, Inc., a Delaware corporation (the “Company”) and Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC”). Amendment No. 1 revises the Schedule TO to clarify that the Company is the only entity offering to purchase securities and it is offering to purchase (the “Offer”) only shares of its Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), including shares of Class A Common Stock issued upon exchange of limited liability company interests of the LLC (the “LLC Units”). The shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units are referred to herein as “Shares” or “Securities.” The Company had previously included the LLC as an offeror out of an abundance of caution because the definition of “offeror” in General Instruction K(1) to Schedule TO includes any person on whose behalf a tender offer is made. However, upon further consideration, the Company does not believe it is making the tender offer on behalf of the LLC or that the LLC is a “bidder” (as defined in Rule 14d-1(c)(1)). Accordingly, the Company has removed the LLC as an “offeror” under the Schedule TO. To the extent naming the LLC as an offeror in the initial Schedule TO may have been deemed an offer by the LLC, this Amendment No. 1 clarifies that the LLC has withdrawn and terminated any offer previously deemed to be made for its LLC Units because, in the Company’s and LLC’s reasonable judgment, it would be materially adverse to the Company and LLC and otherwise make it inadvisable for the Company and LLC to proceed with an offer by or on behalf of the LLC, which is a stated condition for the Offer to Purchase, dated March 13, 2015 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

In order to clarify that the Offer is made only for shares of Class A Common Stock, the Offer to Purchase and Letter of Transmittal are hereby amended by deleting all references to the offer to purchase LLC Units and is also amended by replacing all references to (i) “Share or LLC Unit,” (ii) “Shares or LLC Units,” (iii) “Share and LLC Unit,” (iv) “Shares and LLC Units,” (v) “Shares and LLC Units, respectively” and (vi) “Shares or LLC Units, as the case may be,” with (A) “Share,” (B) “Shares,” (C) “Share,” (D) “Shares,” (E) “Shares,” and (F) “Shares,” respectively.

Item 1.	Summary Term Sheet.

The section of the Offer to Purchase titled “Summary Term Sheet” on page i of the Offer to Purchase is hereby amended by deleting the section subheading “Who is offering to purchase the LLC Units?” and the sentence under such subheading in their entirety.

The first paragraph under “What will be the Purchase Price for the Securities and what will be the form of payment?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page i of the Offer to Purchase is hereby amended by deleting the fifth sentence in its entirety.

The first paragraph under “How many Securities are we offering to purchase?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is hereby amended by deleting the fifth sentence in its entirety.

The section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is hereby amended by replacing the section subheading “Will the Purchase Price be the same for both the Shares and LLC Units?” and the following two paragraphs under such subheading in their entirety with the following:

“How do I tender the Shares underlying my LLC Units?

If you are a holder of LLC Units, you may participate in the Offer by submitting a Letter of Transmittal. By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the

Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement. The Company will purchase Shares from you. The Company will return LLC Units to you if the underlying Shares are not accepted by the Company in the Offer.”

The second sentence of the first paragraph under “What is the purpose of the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iv of the Offer to Purchase is hereby amended by deleting “and the LLC’s unitholders.”

The section of the Offer to Purchase titled “Summary Term Sheet” on pages vi-vii of the Offer to Purchase is hereby amended by replacing the section subheading “How will the Offer affect the number of Securities outstanding and the number of record holders?” and the following nine paragraphs under such subheading in their entirety with the following:

“How will the Offer affect the number of Shares outstanding and the number of record holders?

As of March 12, 2015, there were 15,608,650 Shares issued and outstanding and 7,001,844 LLC Units not held by the Company issued and outstanding. Of the outstanding LLC Units, 288,136 LLC Units are not vested and therefore not eligible to participate in the Offer, resulting in a total of 22,322,358 Securities eligible for this Offer. The Company also owns 15,608,650 LLC Units. As of March 12, 2015 there were also 43 shares of Class B Common Stock outstanding, which provided holders of LLC Units with voting rights equivalent to 7,001,844 Shares. See Section 1.

Assuming that the Offer is fully subscribed, the maximum of 3,333,333 Securities that the Company is offering to purchase under the Offer represents approximately 14.74% of the total number of Shares (including Shares underlying the LLC Units) not held by the Company issued and outstanding as of March 12, 2015. Assuming that the Offer is fully subscribed, the minimum of 2,978,723 Securities that the Company is offering to purchase under the Offer represents approximately 13.17% of the total number of Shares (including Shares underlying the LLC Units) not held by the Company issued and outstanding as of March 12, 2015.

If LLC Units are exchanged for Shares that are validly tendered and accepted in this Offer, the voting power afforded to the tendering unitholders by their shares of Class B Common Stock will be automatically and correspondingly reduced. If a unitholder exchanges all of its LLC Units for Shares, the share of Class B Common Stock issued to that unitholder will be automatically canceled. As of March 12, 2015, the outstanding Securities carried an aggregate of 22,610,494 votes. The aggregate votes will be reduced by one for each Share that is validly tendered and accepted in this Offer. See Section 11.

The actual number of Securities outstanding immediately following completion of the Offer will depend on the number of Shares tendered and purchased in the Offer as well as the Purchase Price for such Securities. See Section 2.

If any of the Company’s stockholders:

•	who hold Shares in their own name as holders of record; or

•	who are “registered holders” as participants in the DTC’s system whose names appear on a security position listing,

tender their Shares in full and that tender is accepted in full, then the number of our record holders would be reduced. See Section 2.

If any of the LLC Unit holders who hold LLC Units in their own name as holders of record exchange their LLC Units for Shares and tender those Shares and that tender is accepted in full, then the number of stockholders and LLC Unit holders would be reduced and the number and holders of Class B Common Stock would also be reduced. See Section 2.

Stockholders who do not have their Shares purchased in the Offer will realize a proportionate increase in (i) their relative ownership interest in the Company following the purchase of Shares pursuant to the Offer and (ii) their relative economic interest in the LLC following the purchase of Shares pursuant to the Offer. Unitholders who do not exchange their LLC Units for Shares and tender those Shares in the Offer will realize a proportionate increase in (i) their relative economic interest in the LLC following the exchange of other LLC Units into Shares purchased pursuant to the Offer and (ii) their voting interest in the Company following the exchange of other LLC Units into Shares purchased pursuant to the Offer. See Section 2.”

The fourth bullet point in the first paragraph under “How do I tender my Securities?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page vii of the Offer to Purchase is hereby amended by adding the following sentence to the end of the language in the fourth bullet point:

“By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement.”

The first and second sentences in the first paragraph under “May holders of unvested LLC Units participate in the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page viii of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“Holders of unvested LLC Units may not exchange their unvested LLC Units into Shares to be tendered in the Offer. If the unvested LLC Units vest prior to the Expiration Time, you may exchange some or all of such LLC Units into Shares to be tendered in the Offer.”

The section of the Offer to Purchase titled “Summary Term Sheet” on page x of the Offer to Purchase is hereby amended by replacing the section subheading “Have Malibu, its Board of Directors or the LLC adopted a position on the Offer?” and the first sentence under such subheading in their entirety with the following:

“Have Malibu or its Board of Directors adopted a position on the Offer?

While the Board of Directors of the Company has authorized the Offer, it has not, nor has the Dealer Manager, the Information Agent or the Depositary or any of their affiliates made, and they are not making, any recommendation to you as to whether you should tender or refrain from tendering your Securities or as to the price or prices at which you may choose to tender your Securities.”

The second, third and fourth sentences of the first paragraph under “Do the Company’s or the LLC’s directors or executive officers or affiliates intend to tender their Securities in the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page x of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“Black Canyon Capital LLC has indicated that it intends to tender all of the Shares and the Shares underlying its LLC Units that it beneficially owns at the minimum purchase price per Share in the Offer. Entities affiliated with Black Canyon Capital LLC beneficially own 1,692,438 Shares and 2,640,806 Shares underlying LLC Units. If Black Canyon Capital LLC tenders all of its Shares and Shares underlying its LLC Units as indicated and we do not increase the Aggregate Purchase Price for the Offer (which the Company currently has no intention to do), then the Purchase Price for the Offer will be $21.00 per Share.”

The second sentence of the first paragraph under “What will happen if I do not tender my Securities?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page xi of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Unitholders who do not have the Shares underlying their LLC Units purchased in the Offer will realize a proportionate increase in (i) their relative economic interest in the LLC and (ii) their voting interest in the Company following the purchase of Shares issued upon exchange for other LLC Units pursuant to the Offer.”

The second and third sentences of the first paragraph under “What is the accounting treatment of the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page xi of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“In addition, any purchase of Shares issued upon exchange for LLC Units in the Offer will result in an increase in our deferred tax asset in the amount of the Purchase Price paid for each Share underlying the LLC Unit less the underlying tax basis for the applicable LLC Unit exchanged into Shares purchased in the Offer multiplied by our effective tax rate. Any purchase of Shares issued upon exchange for LLC Units will also correspondingly increase our payable pursuant to our tax receivable agreement in an amount that is 85% of the recognized deferred tax asset, with the remaining 15% recognized in our stockholders’ equity.”

The section of the Offer to Purchase titled “Summary Term Sheet” on page xii of the Offer to Purchase is hereby amended by replacing the section subheading “I am a United States stockholder or a unitholder. What are the United States federal income tax consequences if I tender my Securities?” and the following two paragraphs under such subheading in their entirety with the following:

“I am a United States stockholder. What are the United States federal income tax consequences if I tender my Shares?

Generally, if you are a United States Holder (as defined in Section 14) of Shares, you will be subject to United States federal income taxation when you receive cash from us in exchange for the Shares you tender. Your receipt of cash for your tendered Shares will generally be treated for United States federal income tax purposes as either (A) consideration received in a sale or exchange of tendered Shares or (B) a distribution with respect to such Shares. See Sections 3 and 14.

I am a United States unitholder. What are the United States federal income tax consequences if I exchange my LLC Units for Shares that are purchased in the Offer?

Generally, if you are a United States Holder (as defined in Section 14) of LLC Units, the deemed exchange of LLC Units for Shares that are subsequently accepted for purchase in the Offer will be a taxable transaction in which you will be treated as receiving consideration equal to the fair market value of the Shares (which should be the same as the Purchase Price for the Shares) at the time of the exchange as well as future payments to be made under the tax receivables agreement. The value of the Shares will also be your tax basis in the Shares. The subsequent sale of the Shares pursuant to the Offer will be subject to either the sale or exchange or distribution tax treatment described in the preceding paragraph.

The Company intends to take the position that the deemed exchange of LLC Units for Shares should be ignored for tax purposes when the LLC Units are subsequently returned to the unitholder because the Shares for which they are deemed to have been exchanged are not purchased in the Offer. There is a risk, however, that the Internal Revenue Service may assert that the deemed exchange of LLC Units for Shares should nevertheless be treated as a taxable transaction as described in the preceding paragraph. Each unitholder should consult its own tax advisor as to the risk of such taxable treatment.

EACH STOCKHOLDER AND UNITHOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO SUCH STOCKHOLDER OR UNITHOLDER WITH RESPECT TO THE OFFER.”

Item 2.	Subject Company Information.

Item 2 of the Schedule TO is hereby amended and restated in its entirety as follows:

“(a) The name of the issuer is Malibu Boats, Inc. The address and telephone number of the issuer’s principal executive office is 5075 Kimberly Way, Loudon, Tennessee 37774, (865) 458-5478.”

“(b) The subject securities are Shares of Malibu Boats, Inc., which are listed on the NASDAQ Global Select Market under the symbol “MBUU.” As of March 12, 2015, there were 15,608,650 Shares outstanding. The information set forth in the Offer to Purchase as amended pursuant to this Schedule TO under the heading “Introduction” is incorporated herein by reference.”

“(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Securities; Dividends” is incorporated herein by reference.”

Item 3.	Identity and Background of Filing Person

Item 3 of the Schedule TO is hereby amended and restated in its entirety as follows:

“(a) The filing person to which this Schedule TO relates is Malibu Boats, Inc. The address and telephone number of the person is 5075 Kimberly Way, Loudon, Tennessee 37774, (865) 458-5478. The names and business address of the directors and executive officers of Malibu are as set forth in the Offer to Purchase as amended pursuant to this Schedule TO under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” and such information is incorporated herein by reference.”

Item 4.	Terms of the Transaction

(a) Pursuant to “Section 7 — Conditions of the Offer” of the Offer to Purchase, the LLC has withdrawn and terminated any offer previously deemed to be made for its LLC Units because, in the Company’s and the LLC’s reasonable judgment, it would be materially adverse to the Company and the LLC and would otherwise make it inadvisable for the Company and the LLC to proceed with an offer by or on behalf of the LLC, which is a stated condition for the Offer to Purchase.

The first sentence of the first paragraph under the section of the Offer to Purchase titled “Section 1 — Number of Securities; Purchase Price; Proration — Number of Securities” on page 4 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“All of our issued and outstanding Shares, including Shares issued upon exchange for LLC Units not held by the Company, may be purchased by us up to an amount that will not result in an Aggregate Purchase Price of more than $70.0 million. As of March 12, 2015, there were 15,608,650 Shares issued and outstanding and 7,001,844 Shares underlying LLC Units not held by the Company issued and outstanding.”

The first sentence of the second paragraph under the section of the Offer to Purchase titled “Section 1 — Number of Securities; Purchase Price; Proration — Proration” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“As described in Section 14, the number of Shares, including Shares issued upon exchange for LLC Units, that we will purchase from a stockholder pursuant to the Offer may affect the United States federal income tax consequences of the purchase to the stockholder and, therefore, may be relevant to a stockholder’s decisions whether or not to tender Securities and whether or not to condition any tender upon our purchase of a stated number of Securities held by such stockholder.”

The first paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Purpose of the Offer” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Purpose of the Offer. The Board of Directors believes that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, assets, current indebtedness and debt capacity. The primary purpose of the Offer is to return cash to the Company’s stockholders by providing them with the opportunity to tender all or a portion of their Securities and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations.”

The second sentence of the fourth paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Purpose of the Offer” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Unitholders who do not have the Shares underlying their LLC Units purchased in the Offer will realize a proportionate increase in (i) their relative economic interest in the LLC and (ii) their voting interest in the Company following the purchase of Shares issued upon exchange for other LLC Units pursuant to the Offer.”

The first sentence of the sixth paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Purpose of the Offer” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Board of Directors has authorized the Offer.”

The third sentence of the first paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Certain Effects of the Offer” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“If we complete the Offer, the unitholders will realize a proportionate increase in (i) their relative economic interest in the LLC following the purchase of Shares issued upon exchange for LLC Units pursuant to the Offer and (ii) their voting interest in the Company following the purchase of Shares issued upon exchange for LLC Units pursuant to the Offer.”

The third sentence of the second paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Certain Effects of the Offer” on page 7 of the Offer to Purchase is hereby amended by replacing the word “tendered” with “exchanged.”

The second, third and fourth sentences of the fourth paragraph of the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Certain Effects of the Offer” on page 8 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“Black Canyon Capital LLC has indicated that it intends to tender all of the Shares and the Shares underlying its LLC Units that it beneficially owns at the minimum purchase price per Share in the Offer. Entities affiliated with Black Canyon Capital LLC beneficially own 1,692,438 Shares and 2,640,806 Shares underlying LLC Units. If Black Canyon Capital LLC tenders all of its Shares and Shares underlying its LLC Units as indicated and we do not increase the Aggregate Purchase Price for the Offer (which the Company currently has no intention to do), then the Purchase Price for the Offer will be $21.00 per Share.”

The second sentence of the fifth paragraph under the section of the Offer to Purchase titled “Section 3 — Procedures for Tendering Securities — Valid Tender of Securities” on page 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“All unitholders whose LLC Units are held in non-certificated form must use a Letter of Transmittal to tender his or her Shares to be issued upon exchange of his or her LLC Units as described in the paragraphs above. By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement.”

The third paragraph under the section of the Offer to Purchase titled “Section 3 — Procedures for Tendering Securities — Book Entry Delivery” on page 12 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the paragraph:

“By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement.”

The first paragraph under the section of the Offer to Purchase titled “Section 3 — Procedures for Tendering Securities — Unvested LLC Units” on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Holders of unvested LLC Units may not exchange their unvested LLC Units into Shares to be tendered in the Offer. If the unvested LLC Units vest prior to the Expiration Time, you may exchange some or all of such LLC Units into Shares to be tendered in the Offer.”

The third sentence of the fourth paragraph under the section of the Offer to Purchase titled “Section 5 — Purchase of Securities and Payment of Purchase Price” on page 17 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Certificates for all Securities tendered and not purchased, including all Securities tendered at prices in excess of the Purchase Price and Securities not purchased due to proration or conditional tenders, will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the Shares at our expense promptly after the Expiration Time or termination of the Offer. The Company will return LLC Units to you if the underlying Shares for LLC Units are not accepted by the Company in the Offer at our expense promptly after the Expiration Time or termination of the Offer.”

(b) The second sentence of the second paragraph under the section of the Offer to Purchase titled “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities — Interests of Directors and Executive Officers” on page 27 of the Offer to Purchase is hereby amended and supplemented by adding “and the Shares underlying its LLC Units” immediately after “tender all of the Shares.”

The fourth sentence of the second paragraph under the section of the Offer to Purchase titled “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities — Interests of Directors and Executive Officers” on page 27 of the Offer to Purchase is hereby amended and supplemented by adding “and the Shares underlying its LLC Units” immediately after “tenders all of its Shares.”

The second, third and fourth sentences of the second paragraph under the section of the Offer to Purchase titled “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities — Interests of Directors and Executive Officers” on page 27 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“Black Canyon Capital LLC has indicated that it intends to tender all of the Shares and the Shares underlying its LLC Units that it beneficially owns at the minimum purchase price per Share in the Offer. Entities affiliated with Black Canyon Capital LLC beneficially own 1,692,438 Shares and 2,640,806 Shares underlying LLC Units. If Black Canyon Capital LLC tenders all of its Shares and Shares underlying its LLC Units as indicated and we do not increase the Aggregate Purchase Price for the Offer (which the Company currently has no intention to do), then the Purchase Price for the Offer will be $21.00 per Share.”

The fourth sentence of the first paragraph under the section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders” on page 36 of the Offer to Purchase is hereby amended by capitalizing the word “Shares” as such term appears throughout the sentence.

The first and second sentences of the first paragraph under the section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders — Consequences of the Offer to United States Holders — Consequences of the Purchase of Units” on page 37 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“A United States Holder’s deemed sale or exchange of LLC Units for Shares that are purchased in the Offer will be a taxable transaction. The amount realized by such holder upon the exchange will be equal to the fair market value of such Shares (which should be the same as their Purchase Price in the Offer) and the subsequent payments to be made under the tax receivables agreement. The holder’s tax basis in the Shares will also equal their fair market value at the time of the exchange. The United States Holder will generally recognize capital gain or capital loss in an amount equal to the difference between the amount realized by the United States Holder for such LLC Units as described above and such United States Holder’s “adjusted tax basis” in such LLC Units at the time of the exchange.”

The sixth sentence of the first paragraph under the section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders — Consequences of the Offer to United States Holders — Consequences of the Purchase of Units” on page 37 of the Offer to Purchase is hereby amended by replacing the word “sale” with “exchange.”

The second paragraph under the section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders — Consequences of the Offer to United States Holders — Consequences of the Purchase of Units” on page 37 of the Offer to Purchase is hereby amended by adding the word “LLC” immediately before “Units” as such term appears throughout the paragraph.

The second sentence of the second paragraph under the section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders — Consequences of the Offer to United States Holders — Consequences of the Purchase of Units” on page 37 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“In addition, both the tax basis in a United States Holder’s LLC Units and the amount received upon an exchange of such LLC Units for Shares will include the holder’s share of the LLC’s liabilities.”

The section of the Offer to Purchase titled “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders — Consequences of the Offer to United States Holders — Consequences of the Purchase of Units” on page 37 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end thereof:

“The tax treatment of the United States Holder’s subsequent sale of the Shares for cash pursuant to the Offer is described under “Characterization of the Purchase of Shares” below. Since the holder’s tax basis in the Shares will be equal to their fair market value at the time of the exchange (which should be the same as the cash paid for the Shares in the Offer), no additional gain or loss should be recognized on the sale, assuming it is treated as a sale or exchange and not a distribution for United States federal income tax purposes.

The Company intends to take the position that the deemed exchange of LLC Units for Shares should be ignored for tax purposes when the LLC Units are subsequently returned to the unitholder because the Shares for which they are deemed to have been exchanged are not purchased in the Offer. There is a risk, however, that the IRS may assert that the deemed exchange of LLC Units for Shares should nevertheless be treated as a taxable transaction as described in the preceding paragraphs. Each unitholder should consult its own tax advisor as to the risk of such taxable treatment.”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The second sentence of the first paragraph under “What is the purpose of the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iv of the Offer to Purchase is hereby amended by deleting “and the LLC’s unitholders.”

The first paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Purpose of the Offer” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Purpose of the Offer. The Board of Directors believes that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, assets, current indebtedness and debt capacity. The primary purpose of the Offer is to return cash to the Company’s stockholders by providing them with the opportunity to tender all or a portion of their Securities and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations.”

The second sentence of the fourth paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Purpose of the Offer” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Unitholders who do not have the Shares underlying their LLC Units purchased in the Offer will realize a proportionate increase in (i) their relative economic interest in the LLC and (ii) their voting interest in the Company following the purchase of Shares issued upon exchange for other LLC Units pursuant to the Offer.”

(b) The first sentence of the eleventh paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Certain Effects of the Offer” on page 9 of the Offer to Purchase is hereby amended by replacing the words “become treasury stock of” with “be retired by.”

The first sentence of the twelfth paragraph under the section of the Offer to Purchase titled “Section 2 — Purpose of the Offer; Certain Effects of the Offer — Certain Effects of the Offer” on page 9 of the Offer to Purchase is hereby amended and supplemented by adding the words “exchanged for Shares” immediately after “LLC Units.”

Item 11.	Additional Information

(c) Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Purchase is hereby amended by deleting all references to the offer to purchase LLC Units.

The Offer to Purchase is hereby amended by replacing all references to (i) “Share or LLC Unit,” (ii) “Shares or LLC Units,” (iii) “Share and LLC Unit,” (iv) “Shares and LLC Units,” (v) “Shares and LLC Units, respectively” and (vi) “Shares or LLC Units, as the case may be,” with (A) “Share,” (B) “Shares,” (C) “Share,” (D) “Shares,” (E) “Shares,” and (F) “Shares,” respectively.

The first paragraph of the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Malibu Boats, Inc., a Delaware corporation (the “Company”, “Malibu”, “we”, “our” or “us”), is offering to purchase for cash by means of a “modified Dutch auction” tender offer (described below) shares of Malibu Class A Common Stock (“Class A Common Stock”), par value $0.01 per share, pursuant to (x) auction tenders at prices specified by the tendering stockholders or unitholders, as the case may be, of not less than $21.00 nor greater than $23.50 per share (the “Auction Tenders”), or (y) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal,” and together with this Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Holders of limited liability company interests of Malibu Boats Holdings, LLC (the “LLC” with such limited liability company interests defined as the “LLC Units”) may participate in the tender offer. By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such shares of Class A Common Stock in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and holders of the LLC Units (the “Exchange Agreement”) and the First Amended and Restated Limited Liability Company Agreement of the LLC,

dated as of February 5, 2014, as amended (the “LLC Agreement”). We are offering to purchase shares of Class A Common Stock, including LLC Units that are exchanged for shares of Class A Common Stock subject to acceptance by the Company of such shares of Class A Common Stock in the Offer, having an aggregate purchase price of no more than $70.0 million (the “Aggregate Purchase Price”). The shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units, are referred to herein as “Shares” or “Securities.”

Stockholders and unitholders who wish to tender their Securities without specifying a price at which such Securities may be purchased by us should make a Purchase Price Tender. Under a Purchase Price Tender, Securities will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price (as defined below) determined as provided herein. Stockholders and unitholders who validly tender Securities without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.”

The second paragraph of the second page of the cover page of the Offer to Purchase is hereby amended by deleting the following sentence in its entirety:

“For purposes of allocating the Aggregate Purchase Price between Shares and LLC Units, the Shares and LLC Units will be treated equally and no amount of either Shares or LLC Units is required to be purchased.”

The first sentence of the first paragraph under the section of the Offer to Purchase titled “Important” is hereby amended and restated in its entirety as follows:

“The Company’s board of directors (the “Board of Directors”) has authorized the Offer.”

The bullet points in the third paragraph under the section of the Offer to Purchase titled “Important” are hereby amended and supplemented by adding the following to the end of the fourth bullet point:

“By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement.”

The first sentence of the first paragraph under the section of the Offer to Purchase titled “Introduction” on page 1 of the Offer to Purchase is hereby amended and supplemented by adding the words “Shares of Class A Common Stock issued upon exchange for” immediately before “LLC Units” and by deleting the word “respectively.”

The first paragraph under the section of the Offer to Purchase titled “Introduction” on page 1 of the Offer to Purchase is hereby amended by deleting the last sentence of the paragraph in its entirety.

The third paragraph under the section of the Offer to Purchase titled “Introduction” on page 1 of the Offer to Purchase is hereby amended by deleting the fourth sentence of the paragraph in its entirety.

The last sentence of the third paragraph under the section of the Offer to Purchase titled “Introduction” on page 1 of the Offer to Purchase is hereby amended by deleting the words “or unitholder.”

The sixth sentence of the fifth paragraph under the section of the Offer to Purchase titled “Introduction” on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Unitholders tendering Shares issued upon exchange of their LLC Units held in non-certificated form will not be tendering the underlying Shares through DTC, but will be tendering directly to the Depositary by book entry credited to the in-house ledger.”

The first sentence of the seventh paragraph under the section of the Offer to Purchase titled “Introduction” on page 2 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Board of Directors has authorized the Offer.”

The second and third sentences of the twelfth paragraph under the section of the Offer to Purchase titled “Introduction” on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Holders of unvested LLC Units may not exchange their unvested LLC Units for Shares to be tendered in the Offer. However, if the unvested LLC Units vest prior to the Expiration Time, you may exchange some or all of such LLC Units for Shares to be tendered in the Offer.”

The first and second sentence of the fifteenth paragraph under the section of the Offer to Purchase titled “Introduction” on page 3 of the Offer to Purchase is hereby amended and supplemented by adding “(including Shares underlying LLC Units)” immediately after “Shares.”

The section of the Offer to Purchase titled “Introduction” on page 3 of the Offer to Purchase is hereby amended by deleting the sixteenth paragraph in its entirety.

Item 12.	Exhibits

Exhibit (a)(1)(B) - Letter of Transmittal is hereby amended as follows:

In order to clarify that the Offer is made only for shares of Class A Common Stock, the Letter of Transmittal is amended by deleting all references to the offer to purchase LLC Units and is also amended by replacing all references to (i) “Share or LLC Unit,” (ii) “Shares or LLC Units,” (iii) “Share and LLC Unit,” (iv) “Shares and LLC Units,” (v) “Shares and LLC Units, respectively” and (vi) “Shares or LLC Units, as the case may be,” with (A) “Share,” (B) “Shares,” (C) “Share,” (D) “Shares,” (E) “Shares,” and (F) “Shares,” respectively.

The subheading “Book-Entry LLC Units Tendered” in the last column of the table under the section of the Letter of Transmittal titled “Description of Securities Tendered” on the cover page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Shares Underlying Book-Entry LLC Units Tendered***”

The section of the Letter of Transmittal titled “Description of Securities Tendered” on the cover page of the Letter of Transmittal is hereby amended by adding a new footnote after the table as follows:

“*** By submitting a Letter of Transmittal, a holder of LLC Units will be deemed to have exchanged its LLC Units into Class A Common Stock, subject to acceptance by the Company of such Shares in the Offer, immediately prior to the Expiration Time and pursuant to the terms of the Exchange Agreement and the LLC Agreement.”

The second sentence of the last paragraph on page 2 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“You are hereby authorized and instructed to deliver to the address indicated below (unless otherwise instructed in the following pages) a check representing a cash payment for shares of Class A Common Stock, par value $0.01 per share, of the Company tendered pursuant to this Letter of Transmittal, pursuant to (x) auction tenders at prices specified by the tendering stockholders or unitholders, as the case may be, of not less than $21.00 nor greater than $23.50 per Share (the “Auction Tenders”), or (y) purchase price tenders (“Purchase Price Tenders”), in either case without interest, less any applicable withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase” and, together with this Letter of Transmittal, as it may be amended or supplemented from time to time, the “Offer”).”

The last check box in the table on page 3 of the Letter of Transmittal is hereby amended by deleting the word “tendered.”

The first paragraph on page 6 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“The undersigned hereby tenders to Malibu Boats, Inc., a Delaware corporation (the “Company”), the above- described shares of Class A Common Stock, par value $0.01 per share, of the Company, including shares of Class A Common Stock to be issued upon exchange of LLC Units, on the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and this Letter of Transmittal (as it may be amended or supplemented from time to time, this “Letter of Transmittal” and, together with the Offer to Purchase, as it may be amended or supplemented from time to time, the “Offer”).”

Clause (iii) of Instruction 2 under the section of the Letter of Transmittal titled “Instructions” on page 12 of the Letter of Transmittal is hereby amended and restated as follows:

“(iii) a tender of Shares issued upon exchange of non-certificated LLC Units is being made to the Depositary by book-entry credited to the in-house ledger.”

The seventh sentence of Instruction 5 under the section of the Letter of Transmittal titled “Instructions” on page 13 of the Letter of Transmittal is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2015	MALIBU BOATS, INC.

	By:	/s/ Wayne R. Wilson
	Name:	Wayne R. Wilson
	Title:	Chief Financial Officer